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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66775

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ROSEVIEW SECURITIES LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

75 FEDERAL STREET, SUITE 610
(No. and Street)

BOSTON	MA	02110
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOHN GOLDSMITH — 617-951-3900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RAPHAEL AND RAPHAEL LLP
(Name – *if individual, state last, first, middle name*)

52 CHURCH STREET	BOSTON	MA	02116
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JOHN GOLDSMITH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ROSEVIEW SECURITIES LLC, as of DECEMBER 31ST, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

MANAGING DIRECTOR
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Report of

Roseview Securities LLC

December 31, 2009

Raphael and Raphael LLP
Certified Public Accountants and Consultants

Raphael and Raphael LLP
Certified Public Accountants and Consultants

52 Church Street
Boston, MA 02116

INDEPENDENT AUDITOR'S REPORT

To the Members
Roseview Securities LLC
Boston, Massachusetts

We have audited the accompanying statement of financial condition of Roseview Securities LLC as of December 31, 2009, and the related statements of income, changes in members' equity and statement of cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Roseview Securities LLC as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Respectfully submitted,

Raphael and Raphael LLP

Raphael and Raphael LLP
Certified Public Accountants

Boston, Massachusetts
January 25, 2010

ROSEVIEW SECURITIES LLC

Statement of Financial Condition
As of December 31, 2009

ASSETS:		
Cash and Cash Equivalents	$	1,054,466
Accounts Receivable		513,016
Other Assets		4,778
Due From Related Parties		1,809,761
TOTAL ASSETS	$	3,382,021
LIABILITIES AND MEMBERS' EQUITY		
LIABILITIES:		
Accounts Payable	$	2,501
Accrued Expenses		10,996
TOTAL LIABILITIES		13,497
MEMBERS' EQUITY:		3,368,524
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	3,382,021

The accompanying notes are an integeral part of these financial statements.

ROSEVIEW SECURITIES LLC

Statement of Income and Changes in Members' Equity
For the Year Ended December 31, 2009

REVENUE		
Income from Operations	$	2,168,451
TOTAL REVENUE		2,168,451
OPERATING EXPENSES:		
Professional Fees		87,700
Management Fee		1,706,884
Other Operating Expenses		6,385
TOTAL OPERATING EXPENSES		1,800,969
NET INCOME		367,482
Members' Equity, Beginning		3,281,042
Distributions		(280,000)
Members' Equity, End of Year	$	3,368,524

The accompanying notes are an integeral part of these financial statements.

ROSEVIEW SECURITIES LLC

Statement of Cash Flows
For the Year Ended December 31, 2009

Cash Flows from Operating Activities:	
Net Income	$ 367,482
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:	
Decrease (Increase) in:	
Due from Related Parties	668,533
Accounts Receivable	(357,242)
Other Assets	(835)
Increase (Decrease) in:	
Accounts Payable	(78,405)
Accrued Expenses	3,563
Total Adjustments	235,614
Net Cash Provided by Operating Activities	603,096
Cash Flows from Financing Activities:	
Distributions	(280,000)
Net Cash Used by Financing Activities	(280,000)
Net Increase in Cash and Cash Equivalents	323,096
Cash and Cash Equivalents at Beginning of Year	731,370
Cash and Cash Equivalents at End of Year	$ 1,054,466

The accompanying notes are an integeral part of these financial statements.

Raphael and Raphael LLP
Certified Public Accountants and Consultants

Note 1 - ORGANIZATION:

Roseview Securities LLC (the Company) was established on February 18, 2005. The primary activity of the Company is to facilitate capital raising activities for private companies. It is a registered broker/dealer, and accordingly, is subject to the governing rules and regulations of the Financial Industry Regulatory Authority (FINRA) as well as certain other regulatory agencies. While it is based in Boston, Massachusetts, it has no geographical limits on its operations.

Note 2 - SIGNIFICANT ACCOUNTING POLICIES:

Revenue Recognition - A principal source of operating revenues is success fees for performance of investment banking agency services, calculated as a percentage of capital raised by the Company's clients. The Company recognizes revenues when prospective investors have given formal indication of their intent to commit investment funds, when substantially all contingencies relating thereto have been satisfied, and when such fees are payable pursuant to the underlying agreement with the client.

Cash and Cash Equivalents - For the purpose of the statement of cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could vary from these estimates.

Accounts Receivable
Trade accounts receivable are stated at the amount management expects to collect from balances outstanding at year-end.

Income Taxes - The Company is not a taxpaying entity for income tax purposes, and thus no income tax expense has been recorded in the statements. Income of the Company is taxable to its members.

Basis of Accounting - The Company uses the accrual method of accounting for financial reporting purposes.

Investments in Real Estate Ventures – The Company accounts for its investments using the cost method to record investments in which it is a less than 3% investor.

Subsequent Events - Subsequent events are events or transactions that occur after the balance sheet date but that could affect the amounts or disclosures in the financial statements. Management has evaluated subsequent events through the date that the financial statements are available to be issued, which is the date noted at the bottom of the auditor's report.

Note 3 - NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1, and that net capital shall in no event fall below $5,000. At December 31, 2009, the Company had net capital of $1,040,969 which was $1,035,969 in excess of its required net capital of $5,000. The Company's percentage of aggregate indebtedness to net capital was 1.3%.

Note 4 – RELATED PARTY TRANSACTION:

The Company had various expense transactions with related parties during the year ended December 31, 2009. Administrative expenses are paid by a related party.

The Company is owned 100% by Roseview Capital Partners, LLC (the Owner). From time to time the Owner deposits the Company's receipts and pays the Company's expenses. During 2009, the Owner deposited $1,050,267 of the Company's income and paid $899,116 of the Company's expenses, for an increase of $151,151 in Due From Related Party.

In January 2009 the Owner began charging the Company a management fee. The purpose of the fee is to more accurately reflect expenses borne by the Owner for the benefit of the Company in the results of the Company's operations. The fee is based on the Company's share of the total annual combined revenues of the Owner and the Company, which is used to allocate total operating expenses of the Owner. A reasonable margin is applied to the resulting share of expenses to arrive at the total annual management fee. The total management fee payable to Owner for 2009 was $1,706,884, of which $818,884 was unpaid at December 31, 2009.

Note 5 - CONCENTRATIONS:

The Company maintains bank account balances which at times exceed federally insured amounts.

100% of income from operations was generated from five customers during 2009.

ROSEVIEW SECURITIES LLC
Schedule I
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of December 31, 2009

NET CAPITAL		
Total Stockholder's Equity Qualified for Net Capital		$ 3,368,524
Deductions and/or Charges:		
Non-allowable Assets:		
Accounts Receivable	$ 513,016	
Other Assets	4,778	
Due From Related Party	1,809,761	
Total Non-allowable Assets		(2,327,555)
Net Capital		$ 1,040,969
AGGREGATE INDEBTEDNESS		
Accounts Payable	$ 2,501	
Accrued Expenses	10,996	
Total Aggregate Indebtedness		$ 13,497
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required		$ 900
Minimum dollar net capital requirement		$ 5,000
Excess Net Capital		$ 1,035,969
Excess Net Capital at 1000%		$ 1,034,968
Percentage of Aggregate Indebtedness to Net Capital		1.3%

There are no material differences between the computation of net capital presented above and the computation of net capital reported in the Company's unaudited form X-17A-f Part II - A filing as of December 31, 2009.

Raphael and Raphael LLP
Certified Public Accountants and Consultants

Boston, Massachusetts 02116
Tel: (617) 357-0100
Fax: (617) 542-0034
info@rrllp.com